SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

GLOBAL EPOINT, INC.

(Name of Issuer)

COMMON STOCK, $0.03 par value per share

(Title of Class of Securities)

37940U108

(CUSIP Number)

John Pan

339 S. Cheryl Lane

City of Industry, CA 91789

(909) 869-1688

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 22, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37940U108

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Pan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,033,472 8 SHARED VOTING POWER None 9 SOLE DISPOSITIVE POWER 5,033,472 10 SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,033,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.4%
14	TYPE OF REPORTING PERSON IN

The number of shares beneficially owned by the Reporting Person includes 250,000 shares that may be acquired within 60 days of the date of this report upon the exercise of outstanding options. The calculation of the foregoing percentage is based on 12,465,885 shares of Global ePoint, Inc. common stock outstanding as of May 20, 2005 as set forth in Global ePoint, Inc.’s Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on May 23, 2005.

INTRODUCTORY NOTE

This Amendment No. 1 to Schedule 13D amends the Initial Statement on Schedule 13D of John Pan (the “Reporting Person”) filed with the Securities and Exchange Commission on August 29, 2003 and is filed to reflect sales by the Reporting Person of shares of common stock of Global ePoint, Inc. (“Common Stock”) pursuant to a Rule 10b5-1 sales plan dated June 6, 2005 established by the Reporting Person under Rule 10b5-1(c) under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.03 par value per share, of Global ePoint, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 339 S. Cheryl Lane, City of Industry, CA 91789.

Item 2.	Identity and Background.

(a) The name of the person filing this statement is John Pan, hereinafter sometimes referred to as the “Reporting Person.”

(b) The principal business address and the principal office of the Reporting Person is: 339 S. Cheryl Lane, City of Industry, CA 91789.

(c) John Pan’s principal occupation or employment is Chairman of the Board and Chief Financial Officer of Global ePoint, Inc. with a principal business address at 339 S. Cheryl Lane, City of Industry, CA 91789.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f) United States of America

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person originally acquired 5,383,472 shares of Common Stock on August 11, 2003 for aggregate consideration consisting of $300,000 cash and 100% of the outstanding shares of McDigit, Inc., a California corporation, in accordance with the Reorganization and Stock Purchase Agreement (the “Agreement”) dated March 31, 2003. Upon approval of the Agreement and Closing of the transaction, McDigit, Inc. became a wholly owned subsidiary of the Issuer. A copy of the Agreement is attached as “Annex A” to definitive Proxy Statement filed with the Securities and Exchange Commission on July 1, 2003.

Item 4.	Purpose of Transaction.

The Reporting Person acquired the Common Stock held by him for investment purposes in connection with the Agreement described in Item 3.

Upon achievement of financial milestones for the fiscal years 2003, 2004 and 2005, as specified in the Agreement, the Reporting Person may be entitled to receive additional shares of Common Stock, with the aggregate of such issuances not to exceed 80% of the total of the then outstanding common stock, including options, warrants or similar instruments issued to the Reporting Person pursuant to the Agreement.

Mr. Pan, as an executive officer and director of the Issuer, has established a plan under Rule 10b5-1 under the Securities Exchange Act of 1934, providing for the periodic selling until June 30, 2006 pursuant to Rule 144 of up to an aggregate of 1,000,000 shares of Common Stock. Mr. Pan established this plan as part of his individual long-term strategy for asset diversification and liquidity. This stock selling plan was adopted, and may be amended from time to time, in accordance with guidelines specified by Rule 10b5-1. Transactions under the Rule 10b5-1 plan will be subject to certain price restrictions established under the plan and may be terminated at any time.

The Reporting Person may, directly or indirectly, acquire additional shares of Common Stock from time to time in open market or private transactions and may also determine to dispose of some or all of his beneficial holdings of Common Stock, whether pursuant to a Rule 10b5-1 plan, charitable gifts or otherwise. The Reporting Person may increase or decrease his beneficial holdings of Common Stock on such terms and at such times as he may decide, subject to any applicable securities law restrictions.

Except as described in this Item 4 and in his role and a director and executive officer of the Issuer, the Reporting Person has no plans or proposals that would result in any of the transactions described in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) See Rows 11 and 13 of the Cover Page.

(b) See Rows 7 through 10 of the Cover Page. The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares reported by him in Item 5(a).

(c) Between July 22, 2005 and July 26, 2005 the Reporting Person sold a total of 600,000 shares of the Issuer in open market transactions pursuant to the Rule 10b5-1 sales plan filed herewith as an exhibit. The number of shares sold and the respective sales prices are set forth in Annex I hereto, which is incorporated herein by reference.

(d) To the best knowledge of the Reporting Person, no other person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the shares of Common Stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits.

The following document is being filed as an exhibit to this statement and is incorporated herein by reference:

(1)	Rule 10b5-1 Sale Plan, dated June 6, 2005, between John Pan and Merrill Lynch, Pierce, Fenner & Smith Incorporated

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REPORTING PERSON:

Date: July 26, 2005	By:	/S/ JOHN PAN
	Name:	John Pan

ANNEX 1

Between July 22, 2005 and July 26, 2005, the Reporting Person sold a total of 600,000 shares of the Issuer in open market transactions pursuant to the Rule 10b5-1 sales plan filed herewith as an exhibit. The dates of sale, the respective number of shares sold and sales prices are as follows:

Date of Sale	Shares Sold	Price	Date of Sale	Shares Sold	Price	Date of Sale	Shares Sold	Price
07/22/2005	800	6.15	07/22/2005	100	6.40	07/22/2005	2,900	7.00
07/22/2005	570	6.15	07/22/2005	100	6.40	07/22/2005	2,765	7.00
07/22/2005	300	6.15	07/22/2005	100	6.40	07/22/2005	2,000	7.00
07/22/2005	300	6.15	07/22/2005	5,450	6.00	07/22/2005	2,000	7.00
07/22/2005	100	6.15	07/22/2005	2,450	6.00	07/22/2005	2,000	7.00
07/22/2005	3,418	6.10	07/22/2005	2,000	6.00	07/22/2005	1,000	7.00
07/22/2005	1,800	6.10	07/22/2005	100	6.00	07/22/2005	1,000	7.00
07/22/2005	1,500	6.10	07/22/2005	4,300	6.00	07/22/2005	1,000	7.00
07/22/2005	500	6.10	07/22/2005	4,100	6.00	07/22/2005	1,000	7.00
07/22/2005	500	6.10	07/22/2005	825	6.00	07/22/2005	700	7.00
07/22/2005	500	6.10	07/22/2005	575	6.00	07/22/2005	500	7.00
07/22/2005	400	6.10	07/22/2005	200	6.00	07/22/2005	300	7.00
07/22/2005	100	6.10	07/22/2005	5,000	6.15	07/22/2005	235	7.00
07/22/2005	100	6.10	07/22/2005	3,700	6.20	07/22/2005	100	7.00
07/22/2005	100	6.10	07/22/2005	1,300	6.20	07/22/2005	5,000	6.80
07/22/2005	100	6.10	07/22/2005	5,000	6.20	07/22/2005	1,825	6.85
07/22/2005	100	6.10	07/22/2005	2,717	6.25	07/22/2005	1,700	6.85
07/22/2005	100	6.10	07/22/2005	1,000	6.25	07/22/2005	1,475	6.85
07/22/2005	100	6.10	07/22/2005	1,000	6.25	07/22/2005	2,700	6.90
07/22/2005	100	6.10	07/22/2005	283	6.25	07/22/2005	2,300	6.90
07/22/2005	100	6.10	07/22/2005	2,800	6.30	07/22/2005	5,000	6.95
07/22/2005	100	6.11	07/22/2005	1,900	6.30	07/22/2005	2,900	7.00
07/22/2005	100	6.11	07/22/2005	300	6.30	07/22/2005	2,100	7.00
07/22/2005	100	6.11	07/22/2005	5,103	6.50	07/22/2005	4,000	7.05
07/22/2005	100	6.11	07/22/2005	1,000	6.50	07/22/2005	900	7.05
07/22/2005	82	6.10	07/22/2005	1,000	6.50	07/22/2005	100	7.05
07/22/2005	4,500	6.40	07/22/2005	1,000	6.50	07/22/2005	2,000	7.10
07/22/2005	1,400	6.40	07/22/2005	800	6.50	07/22/2005	1,700	7.10
07/22/2005	1,000	6.40	07/22/2005	597	6.50	07/22/2005	500	7.10
07/22/2005	1,000	6.40	07/22/2005	500	6.50	07/22/2005	500	7.10
07/22/2005	1,000	6.40	07/22/2005	7,650	6.75	07/22/2005	200	7.10
07/22/2005	800	6.40	07/22/2005	2,000	6.75	07/22/2005	100	7.10
07/22/2005	300	6.40	07/22/2005	350	6.75	07/22/2005	4,900	7.00
07/22/2005	2,100	6.40	07/22/2005	2,500	6.60	07/22/2005	100	7.00
07/22/2005	2,000	6.40	07/22/2005	1,700	6.60	07/22/2005	3,000	6.90
07/22/2005	1,000	6.40	07/22/2005	500	6.60	07/22/2005	2,674	6.90
07/22/2005	1,000	6.40	07/22/2005	200	6.60	07/22/2005	2,000	6.90
07/22/2005	900	6.40	07/22/2005	100	6.60	07/22/2005	1,500	6.90
07/22/2005	900	6.40	07/22/2005	1,400	6.65	07/22/2005	500	6.90
07/22/2005	600	6.40	07/22/2005	1,400	6.65	07/22/2005	300	6.90
07/22/2005	500	6.40	07/22/2005	1,400	6.65	07/22/2005	26	6.90
07/22/2005	500	6.40	07/22/2005	800	6.65	07/22/2005	1,000	7.15
07/22/2005	200	6.40	07/22/2005	7,500	7.00	07/22/2005	1,000	7.15

Date of Sale	Shares Sold	Price	Date of Sale	Shares Sold	Price	Date of Sale	Shares Sold	Price
07/22/2005	1,000	7.15	07/22/2005	200	6.26	07/22/2005	100	6.06
07/22/2005	1,000	7.15	07/22/2005	200	6.30	07/22/2005	100	6.07
07/22/2005	830	7.15	07/22/2005	200	6.30	07/22/2005	100	6.07
07/22/2005	170	7.15	07/22/2005	100	6.25	07/22/2005	100	6.07
07/22/2005	2,000	7.00	07/22/2005	100	6.25	07/22/2005	100	6.08
07/22/2005	1,300	7.00	07/22/2005	100	6.27	07/22/2005	100	6.08
07/22/2005	1,200	7.00	07/22/2005	100	6.27	07/22/2005	100	6.08
07/22/2005	500	7.00	07/22/2005	100	6.27	07/22/2005	100	6.08
07/22/2005	1,100	6.97	07/22/2005	100	6.27	07/22/2005	100	6.08
07/22/2005	650	6.95	07/22/2005	100	6.28	07/22/2005	100	6.08
07/22/2005	642	6.96	07/22/2005	100	6.30	07/22/2005	100	6.08
07/22/2005	500	6.95	07/22/2005	100	6.31	07/22/2005	100	6.09
07/22/2005	500	6.95	07/22/2005	100	6.31	07/22/2005	89	6.06
07/22/2005	500	6.96	07/22/2005	100	6.31	07/22/2005	2,000	6.00
07/22/2005	458	6.96	07/22/2005	100	6.31	07/22/2005	2,000	6.00
07/22/2005	400	6.97	07/22/2005	2,300	6.10	07/22/2005	1,141	6.00
07/22/2005	250	6.96	07/22/2005	2,000	6.10	07/22/2005	700	6.00
07/22/2005	1,102	6.95	07/22/2005	1,800	6.10	07/22/2005	500	6.00
07/22/2005	1,000	6.95	07/22/2005	985	6.10	07/22/2005	500	6.00
07/22/2005	1,000	6.95	07/22/2005	700	6.10	07/22/2005	500	6.00
07/22/2005	898	6.95	07/22/2005	500	6.11	07/22/2005	500	6.00
07/22/2005	800	6.95	07/22/2005	300	6.11	07/22/2005	500	6.00
07/22/2005	200	6.95	07/22/2005	300	6.12	07/22/2005	500	6.00
07/22/2005	850	6.95	07/22/2005	200	6.10	07/22/2005	400	6.00
07/22/2005	4,700	6.15	07/22/2005	115	6.10	07/22/2005	400	6.00
07/22/2005	2,400	6.15	07/22/2005	100	6.10	07/22/2005	359	6.00
07/22/2005	1,100	6.17	07/22/2005	100	6.10	07/22/2005	5,000	5.90
07/22/2005	1,000	6.17	07/22/2005	100	6.10	07/22/2005	1,537	5.90
07/22/2005	500	6.15	07/22/2005	100	6.11	07/22/2005	1,000	5.90
07/22/2005	200	6.15	07/22/2005	100	6.11	07/22/2005	600	5.90
07/22/2005	100	6.17	07/22/2005	100	6.12	07/22/2005	500	5.90
07/22/2005	4,500	6.50	07/22/2005	100	6.12	07/22/2005	500	5.90
07/22/2005	1,000	6.50	07/22/2005	100	6.12	07/22/2005	163	5.90
07/22/2005	1,000	6.50	07/22/2005	1,937	6.05	07/22/2005	100	5.90
07/22/2005	1,000	6.50	07/22/2005	1,600	6.07	07/22/2005	100	5.90
07/22/2005	1,000	6.50	07/22/2005	1,100	6.07	07/22/2005	100	5.90
07/22/2005	1,000	6.50	07/22/2005	1,063	6.05	07/22/2005	100	5.90
07/22/2005	500	6.50	07/22/2005	800	6.08	07/22/2005	100	5.91
07/22/2005	2,900	6.25	07/22/2005	500	6.05	07/22/2005	100	5.92
07/22/2005	2,000	6.29	07/22/2005	474	6.05	07/22/2005	100	5.92
07/22/2005	1,000	6.27	07/22/2005	337	6.13	07/22/2005	5,000	6.05
07/22/2005	800	6.29	07/22/2005	300	6.05	07/22/2005	2,200	6.05
07/22/2005	700	6.25	07/22/2005	200	6.05	07/22/2005	1,000	6.05
07/22/2005	300	6.25	07/22/2005	200	6.06	07/22/2005	1,000	6.06
07/22/2005	300	6.32	07/22/2005	100	6.06	07/22/2005	500	6.05
07/22/2005	200	6.25	07/22/2005	100	6.06	07/22/2005	100	6.05

Date of Sale	Shares Sold	Price	Date of Sale	Shares Sold	Price
07/22/2005	100	6.06	7/25/2005	10,000	7.10
07/22/2005	100	6.08	7/25/2005	10,000	7.25
07/22/2005	3,200	6.25	7/25/2005	10,000	7.20
07/22/2005	1,000	6.25	7/25/2005	10,000	7.25
07/22/2005	1,000	6.25	7/25/2005	10,000	7.20
07/22/2005	1,000	6.25	7/25/2005	10,000	7.15
07/22/2005	1,000	6.25	7/25/2005	10,000	7.25
07/22/2005	700	6.25	7/25/2005	2,500	7.30
07/22/2005	500	6.25	7/25/2005	10,000	7.00
07/22/2005	500	6.25	7/25/2005	10,000	7.05
07/22/2005	500	6.25	7/25/2005	10,000	7.10
07/22/2005	300	6.25	7/25/2005	10,000	7.15
07/22/2005	200	6.25	7/25/2005	10,000	7.25
07/22/2005	100	6.25	7/25/2005	10,000	7.10
07/22/2005	3,000	6.10	7/25/2005	500	7.00
07/22/2005	2,000	6.10	7/25/2005	286	7.00
07/22/2005	2,000	6.10	7/25/2005	700	7.01
07/22/2005	1,000	6.10	7/25/2005	700	7.01
07/22/2005	1,000	6.10	7/25/2005	520	7.00
07/22/2005	795	6.10	7/25/2005	300	7.00
07/22/2005	205	6.10	7/25/2005	1,000	7.00
07/22/2005	5,100	6.00	7/25/2005	282	7.00
07/22/2005	2,000	6.01	7/25/2005	5,000	7.00
07/22/2005	1,000	6.02	7/25/2005	700	7.00
07/22/2005	700	6.01	7/25/2005	12	7.00
07/22/2005	500	6.01	7/25/2005	10,000	7.35
07/22/2005	500	6.01	7/25/2005	3,900	7.27
07/22/2005	100	6.01	7/25/2005	200	7.28
07/22/2005	100	6.02	7/25/2005	500	7.25
07/22/2005	1,500	6.15	7/25/2005	100	7.26
07/22/2005	1,430	6.15	7/25/2005	200	7.27
07/22/2005	1,000	6.15	7/25/2005	700	7.25
07/22/2005	1,000	6.15	7/25/2005	100	7.25
07/22/2005	1,000	6.15	7/25/2005	200	7.25
07/22/2005	1,000	6.15	7/25/2005	100	7.25
07/22/2005	1,000	6.15	7/25/2005	1,300	7.25
7/25/2005	1,653	6.60	7/25/2005	300	7.25
7/25/2005	10,000	6.65	7/25/2005	300	7.25
7/25/2005	10,000	6.80	7/25/2005	2,100	7.25
7/25/2005	10,000	6.95	7/26/2005	3,297	6.50
7/25/2005	1,700	7.00	7/26/2005	5,000	6.50
7/25/2005	10,000	7.05	7/26/2005	5,000	6.70
7/25/2005	10,000	7.05	7/26/2005	5,000	6.65
7/25/2005	10,000	6.90	7/26/2005	5,000	6.65
7/25/2005	10,000	6.95	7/26/2005	10,000	6.50
7/25/2005	10,000	7.00